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                             January 26, 2022

       Joshua Disbrow
       Chief Executive Officer
       Aytu Biopharma, Inc.
       373 Inverness Parkway, Suite 206
       Englewood, Colorado 80112

                                                        Re: Aytu Biopharma,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            Filed September 28,
2021
                                                            File No. 001-38247

       Dear Mr. Disbrow:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, Comparison of the years ended June 30, 2021 and 2020, page 98

   1. We reference your disclosures attributing material fluctuations in your revenues, costs and expenses to multiple
factors. In future filings, please quantify each factor cited so that investors may
understand the magnitude and relative impact of each factor. For example, you should quantify the
impact of material acquisitions on revenue and costs of
                                                        revenues as well as the
amount of revenue loss attributed to terminated contracts.
                                                        Also consider providing
revenue fluctuations by product or product grouping. In
                                                        addition, future
filings should separately quantify research and development expenses by each product candidate
for which significant investments were made during the periods,
                                                        e.g., for AR101 and
Healight. Refer to Item 303(b) of Regulation S-K.
 Joshua Disbrow
Aytu Biopharma, Inc.
January 26, 2022
Page 2
Critical Accounting Estimates, Impairment of Long-lived Assets, page 105

2. We note your disclosure related to possible future Goodwill impairment on page F-23. In regards to your goodwill and the related impairment evaluation, please revise your future filings to identify the at-risk reporting units (i.e., fair value is not substantially in excess of the carrying value) and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit.
Item 9A. Controls and Procedures, page 106

3. We note your discussion in the first paragraph under Evaluation of Disclosure Controls and Procedures that as of June 30, 2021 as a result of the material weakness in internal control over financial reporting your disclosure controls and procedures were not effective. Please explain to us how you concluded that your internal control over financial reporting is effective at June 30, 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameJoshua Disbrow                                   Sincerely,
Comapany NameAytu Biopharma, Inc.
                                                                   Division of
Corporation Finance
January 26, 2022 Page 2                                            Office of
Life Sciences
FirstName LastName